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Routemaster Capital, a DeFi Investment Company, Leads Investment in Luxor Technology, a Hashrate Execution  Platform

TORONTO, Dec. 29, 2020  --

Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce it has led an investment of $100,000 in Luxor Technology Corporation (“Luxor”), the first institutional hashrate marketplace.

As part of the deal, Routemaster has the right to invest an additional $200,000 into Luxor. Luxor intends to use the capital provided to make several key engineering hires to strengthen its development efforts of the hashrate marketplace. Luxor has so far helped miners mine over $45mm in cryptocurrency, supports over 28,000 miners globally, and ranks amongst the largest mining pools in the world according to the company. With its Seed round, Luxor will further build out its proof-of-work infrastructure.

“The benefits of a hashrate marketplace are better transparency and the ability to develop financial instruments, such as derivatives, based on hashrate. Currently, miners have to rely on opaque mining pool structures where fees taken from total mining rewards are often obscured,” according to Nick Hansen, Co-founder and CEO at Luxor.

Two proprietary technologies developed by Luxor have the potential to supercharge returns for miners and mining pools. Luxor’s Switch product is a proprietary profit-switching algorithm that maximizes earnings by switching between blockchains and venues to maximize hashrate rewards. Luxor plans to integrate Miner Extractable Value (MEV) avenues into its hashrate liquidation platforms to increase miner rewards.

“We are excited to be investing in Luxor and explore how mining, the most fundamental blockchain infrastructure fits into the DeFi ecosystem,” said Olivier Roussy Newton, Co-Founder of DeFi Holdings and an advisor to Routemaster.

About Luxor Technology Corporation:
Luxor Technology Corporation is a hashrate management platform that offers a wide range of hashrate based instruments such as mining pools and profit switching algorithms. Luxor is designing next-generation hashrate liquidation engines for miners. Luxor is also the developer of the leading mining data website, Hashrate Index.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment in Luxor; the business of Routemaster and Defi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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